TASEKO REPORTS STRONG 2015 YEAR END RESULTS DESPITE
CHALLENGING MARKET CONDITIONS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

February 23, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports financial results for the year ended December 31, 2015.

Russell Hallbauer, President and CEO of Taseko, commented, “Financially and operationally, Taseko performed extremely well in 2015, despite a challenging business environment. The price of copper continued its decline in 2015 with prices averaging 20% lower than in 2014. Even with significantly lower copper pricing, cash flows from operations increased to $52 million and earnings from mining operations before depletion and amortization were $51 million. We ended the year with a strong cash position of $76 million, up $23 million from the end of 2014. Subsequent to year end, we also completed a US$70 million credit facility to further strengthen our balance sheet. The initial proceeds were used to repay a US$31 million loan which had a May 2016 maturity and the balance of the facility will be available to us moving forward.”

“In the fourth quarter we generated operating margin of $6 million, however, the decline in copper price in the fourth quarter resulted in negative provisional pricing adjustments of $4 million which impacted the average realized price and earnings for the quarter. The strong operating margin was mainly attributable to further reductions in cost per ton milled,” continued Mr. Hallbauer.

2015 Annual Highlights

  Earnings from mining operations before depletion and amortization* were $50.8 million, a decrease from $52.3 million in 2014;

  The Company generated cash flows from operations of $51.7 million, up from $50.6 million in 2014;

  The Company’s cash balance at the end of 2015 was $76.0 million, $22.7 million higher than at the end of 2014.

  Site operating costs* were US$1.65 per pound produced, a 29% decrease from US$2.32 per pound in 2014;

  Total operating costs (C1)* were US$1.96 per pound produced, a 22% decrease from the US$2.50 over the 2014 financial year due to reduced expenditures and increased copper production, despite a significant reduction in by-product credits due to the idling of the molybdenum plant in July;

  Site operating costs per ton milled* was CAD$9.83, a 14% decrease over the 2014 financial year due to reduced expenditures and higher mill throughput;

*Non-GAAP performance measure. See end of news release.

  During the year, the Company settled its copper put option contracts for proceeds of $21.4 million, resulting in a gain on derivatives of $13.3 million;

  Copper production at Gibraltar was at a record level of 142 million pounds (100% basis), a 4% increase over 2014 due to improved head grade, mill throughput and recoveries;

  The Company has in place copper put options for a total of 15 million pounds over the first quarter of 2016 at a strike price of US$2.05 per pound; and

  In the second quarter, an updated mine plan and reserve for Gibraltar was completed. The newly implemented mine plan has resulted in improved economics for the remaining 23 year reserve life.

Fourth Quarter Highlights

  Earnings from mining operations before depletion and amortization* were $2.2 million, and were impacted by negative provisional price adjustments of $3.8 million;

  Site operating costs, net of by-product credits* were US$1.52 per pound produced and total operating costs (C1) were US$1.85 per pound produced;

  Site operating cost per ton milled* was CAD$9.41, which was lower than the 12-month average of CAD$9.83;

  Copper production at Gibraltar was 33.1 million pounds (100% basis); and

  The Company entered into a 5-year off-take agreement to sell 600,000 tonnes of Gibraltar copper concentrate (approximately 50% of expected production) through to the end of 2020, with treatment and refining rates significantly better than current market rates.

“Our Gibraltar Mine achieved record copper production of 142 million pounds from mill throughput of 31 million tons, which was also a record amount of ore processed. Copper grade and recoveries were also higher in 2015. Most importantly, Gibraltar’s Total Cash Costs (C1)* declined from the first half of 2015 to the second half. A number of cost initiatives contributed to the lower costs including a workforce reduction, lower input costs, weaker Canadian dollar and ongoing performance improvements,” continued Mr. Hallbauer. “We expect to continue to benefit from the lower costs going forward, and we also have a number of other initiatives underway to further reduce costs. While cost per pound is important, our focus continues to be on cost per ton milled, which at under C$10 per ton makes Gibraltar one of the most cost effective mines in the industry.”

*Non-GAAP performance measure. See end of news release.

Mr. Hallbauer concluded, “Off property costs have been another significant focus for the Company in recent months. We have entered into a five-year treatment and refining offtake agreement and we also capitalized on ocean freight rates being at 20-year lows with a new three-year contract of affreightment with one of the world’s leading drybulk operators. Combined costs saving from both of these agreements are expected to be approximately US$7 million annually. We now have a large percentage of our off property costs locked in at very favourable terms. The quality of Gibraltar concentrate allowed us to negotiate favourable terms for both of these long-term contracts.”

HIGHLIGHTS

	Three months ended			Year ended
Financial Data	December 31,			December 31,
(Cdn$ in thousands, except for per share amounts)	2015	2014	Change	2015	2014	Change
Revenues	61,412	58,273	3,139	289,298	342,946	(53,648)
Earnings (loss) from mining operations before
depletion and amortization*	2,155	(916)	3,071	50,834	52,265	(1,431)
Earnings (loss) from mining operations	(10,674)	(11,164)	490	1,320	5,102	(3,782)
Net loss	(23,441)	(26,427)	2,986	(62,352)	(53,884)	(8,468)
Per share - basic (“EPS”)	(0.10)	(0.13)	0.03	(0.28)	(0.27)	(0.01)
Adjusted net loss*	(13,112)	(20,983)	7,871	(15,531)	(37,086)	21,555
Per share - basic (“adjusted EPS”)*	(0.06)	(0.10)	0.04	(0.08)	(0.19)	0.11
EBITDA*	(9,162)	(13,397)	4,235	8,196	11,649	(3,453)
Adjusted EBITDA*	1,415	(8,355)	9,770	55,555	27,841	27,714
Cash flows provided by (used for) operations	1,859	(8,648)	10,507	51,695	50,570	1,125

	Three months ended
Operating Data (Gibraltar - 100% basis)	December 31,			Year ended December 31,
	2015	2014	Change	2015	2014	Change
Tons mined (millions)	21.3	25.1	(3.8)	93.7	113.8	(20.1)
Tons milled (millions)	7.3	7.6	(0.3)	30.6	30.2	0.4
Production (million pounds Cu)	33.1	28.1	5.0	142.2	136.5	5.7
Sales (million pounds Cu)	33.7	26.5	7.2	142.5	143.4	(0.9)

*Non-GAAP performance measure. See end of news release.
REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)
Operating Data (100% basis)	YE 2015	YE 2014	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Tons mined (millions)	93.7	113.8	21.3	27.4	24.0	21.0	25.1
Tons milled (millions)	30.6	30.2	7.3	7.5	8.0	7.8	7.6
Strip ratio	2.4	3.0	2.4	2.3	2.5	2.4	3.1
Site operating cost per ton milled (CAD$)	$9.83	$11.38	$9.41	$10.36	$9.89	$9.66	$10.13

Copper concentrate
Grade (%)	0.272	0.265	0.269	0.308	0.285	0.225	0.222
Recovery (%)	85.1	83.6	84.9	87.4	85.6	81.4	81.3
Production (million pounds Cu)	141.2	134.4	33.1	40.5	39.2	28.4	27.7
Sales (million pounds Cu)	141.4	141.3	33.7	40.5	41.8	25.4	26.0
Inventory (million pounds Cu)	3.4	3.2	3.4	3.9	3.8	6.2	3.2

Copper cathode
Production (million pounds)	1.0	2.1	-	0.4	0.6	-	0.4
Sales (million pounds)	1.0	2.1	-	0.6	0.4	-	0.5

Molybdenum concentrate
Production (thousand pounds Mo)	963	2,332	-	85	474	404	445
Sales (thousand pounds Mo)	1,003	2,509	-	233	391	379	481

Per unit data (US$ per pound)*
Site operating costs*	$1.65	$2.32	$1.55	$1.45	$1.63	$2.12	$2.43
By-product credits*	(0.06)	(0.24)	(0.03)	(0.03)	(0.09)	(0.12)	(0.11)
Site operating, net of by-product credits*	$1.59	$2.08	$1.52	$1.42	$1.54	$2.00	$2.32
Off-property costs	0.37	0.42	0.33	0.34	0.43	0.39	0.45
Total operating costs (C1)*	$1.96	$2.50	$1.85	$1.76	$1.97	$2.39	$2.77

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS

Full-year results

Gibraltar’s copper production in 2015 was at a record level of 142 million pounds, a 4% increase over 2014 due to improved head grade, mill throughput and recoveries.

Site operating costs* for the year was US$1.65 per pound of copper produced, a 29% reduction from 2014 as a result of the following:

  Mine optimization based on the new mine plan;
  Workforce reduction and rationalization;
  Vendor engagement resulting in decreased cost of supplies and services;
  An increase in mill throughput, to 30.6 million tons;
  Improved copper recoveries, to 85.1% from 83.6% in the prior year;
  A decline in the average price of diesel to CAD$0.78/litre, from CAD$1.11/litre in 2014; and
  A decline in the CAD$/US$ exchange rate to an average of 1.28 in 2015, from 1.10 in 2014.

Site operating costs, net of by-product credits* fell to US$1.59 per pound, a 24% decrease over the prior year. This was achieved despite a significant reduction in by-product credits as molybdenum prices declined to a level which provided no operating margin and resulted in the decision to temporarily idle the molybdenum plant in July.

Off property costs were US$0.37 per pound of copper produced, a 12% reduction over 2014 as a result of the following:

  A new, long-term offtake agreement was signed in the fourth quarter of 2015 with improved treatment and refining costs;
  Reduced ocean freight rates which declined to their lowest levels in more than 20 years; and
  Reduced molybdenum treatment costs due to the idling of the molybdenum circuit.

Total operating costs (C1)* fell to US$1.96 per pound for the year, compared to US$2.50 per pound in 2014.

Fourth quarter results

During the fourth quarter of 2015, Gibraltar mill production averaged approximately 78,800 tpd or 93% of design capacity and lower than the third quarter of 2015. The decrease in mill throughput in the fourth quarter was a result of modifications made to the mill early in the fourth quarter which temporarily affected the grinding circuits and overall mill performance. By early December, mill throughput had returned to design capacity along with improvements to copper recovery. Copper recovery remains a focus of the operations team.

In the fourth quarter of 2015, Gibraltar mined 21.3 million tons. Copper production in the fourth quarter was 33.1 million pounds, lower than the third quarter due to the expected decline in head grade as well as slightly lower mill throughput and copper recoveries.

Site operating cost per ton milled* continued to decline in the fourth quarter, falling to CAD$9.41, a 9% decrease from the third quarter. Site operating costs per pound* and Total operating costs (C1) per pound* both increased slightly from the previous quarter due to lower copper production.

*Non-GAAP performance measure. See end of news release.
OPERATIONS ANALYSIS - CONTINUED

Health and Safety Milestones

The health, safety, and well-being of our employees, contractors and their families is a priority for Taseko and Gibraltar management. Actual performance is a reflection of that commitment.

On December 31, 2015, Taseko’s Gibraltar Mine employees and contractors completed a second calendar year without a single loss time incident. The accident free period continues and now exceeds three million person hours worked. This is a truly outstanding achievement, which is unparalleled in the industry.

TSM Initiatives

Taseko is a member of the Mining Association of Canada and the Mining Association of British Columbia. Both of these organizations require members to participate in a program known as Towards Sustainable Mining (“TSM”) which encourages companies to work towards best management practice standards through self-regulation and reporting on key performance areas. These areas include:

  Energy Use and Greenhouse Gas Emissions Management;
  Biological Diversity Conservation Management;
  Aboriginal and Community Outreach;
  Tailings Management;
  Health and Safety; and
  Crisis Management Planning.

In 2015, Taseko and Gibraltar’s performance and reporting on performance in all of the areas was verified by an external auditor as being at a level of industry best practice. Further details can be found on the Taseko website.

GIBRALTAR OUTLOOK

Average head grade in 2016 is expected to be lower than 2015 but have a similar profile, with lower grades being mined in the first half of the year and then increasing in the back half of 2016. Copper production for the year is expected to be in the range of 130 to 140 million pounds.

Cost control initiatives which were implemented during 2015, including mine plan modifications to reduce waste stripping requirements, workforce reductions and initiatives with vendors to reduce costs of supplies and consumables, are expected to continue to impact operating costs in future years. Mine operating costs continue to benefit from the lower price of diesel, a significant input cost, which has decreased approximately 25% since the beginning of 2015 and is expected to remain at low levels at least through 2016. Overall, Gibraltar has achieved a stable level of operations reflecting the new mine plan and the Company is now focused on further improvements to operating practices to reduce unit costs .

The Canadian dollar is expected to remain at a substantial discount to the US dollar, and a weak Canadian dollar will continue to contribute to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

The new, long-term off-take agreement, which the Company signed in the fourth quarter of 2015, will lower treatment and refining costs in 2016. Under the agreement, the Company has committed to sell 600,000 tonnes of Gibraltar copper concentrate (approximately 50% of expected production) through to the end of 2020. The Company has also recently entered into a long-term fixed rate ocean freight contract. Off-property costs* are expected to be about US$ 0.31 per pound in 2016, compared to US$0.37 per pound in 2015, reflecting these new long-term contracts.

*Non-GAAP performance measure. See end of news release.
GIBRALTAR OUTLOOK – CONTINUED

On February 9, 2016, the Company announced that its Gibraltar mine expects to benefit from a five-year power rate deferral program announced by the government of British Columbia. The cost deferral program has the potential to reduce Gibraltar’s annual spending by up to $20 million, or roughly $0.15 per pound of copper production, at the current copper price of approximately US$2.10 per pound.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging off cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper and niobium. In light of current market conditions, the Company has taken a prudent approach and minimized spending on development projects in 2015. Total expenditures on projects in 2015 consisted of $5.1 million at the Florence Copper project, $0.9 million on the Aley Project, and $0.9 million on New Prosperity.

Florence Copper Project

The Florence copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated demonstration scale solvent extraction and electrowinning plant. The PTF will provide additional data to optimize the final design of the full scale commercial plant as well as demonstrate the application of in-situ copper recovery at the Florence site including both the leaching (copper recovery) and rinsing (aquifer restoration) stages.

The Company is continuing to work with the Arizona Department of Environmental Quality in connection with the amendment to the Temporary Aquifer Protection Permit, and with the U.S. Environmental Protection Agency in connection with the Underground Injection Control permit. These are the final two remaining permits required for construction and operation of the PTF. The timing of both these final permits is somewhat uncertain but the expectation is that they could be in hand in the first quarter of 2016.

Ongoing metallurgical testing for the project reached a milestone in the fourth quarter with the completion of the leaching stage of a series pressurized leach and rinse test. This series test is designed to provide additional scale up data to confirm the pre-feasibility study models which were based on core box leach and rinse tests. The series test consists of seven pressure leach and rinse apparatus connected in series allowing over fourteen feet of whole core to be contacted by process and rinse solutions. This test represents an order of magnitude increase in formation contact time versus the core box tests used for the pre-feasibility study work. The data from the leaching phase of this series test has provided confirmation of two key economic parameters from the pre-feasibility study (pregnant leach solution grade and acid consumption). In addition, the leach kinetics observed in the series test conformed to expectations, with the leaching taking approximately seven months to complete. The rinsing phase of the series test is ongoing and is forecast to be completed by mid-2016. To date, rinsing results have closely followed the pre-feasibility predictions.

*Non-GAAP performance measure. See end of news release.

Aley Project

On September 19, 2014 the BC Environmental Assessment Office (“EAO”) issued a Section 10 Order under the B.C. Environmental Assessment Act, initiating the B.C. environmental assessment process for the Aley Niobium Project. On December 31, 2014, the EAO issued a Section 11 Order establishing the scope, procedures and methods concerning the environmental assessment for the project.

The Company is currently preparing the draft Application Information Requirements (“AIR”). The EAO has established a Working Group, comprising of representatives of CEAA, government agencies, First Nations and local governments. This group will provide input on aspects of the environmental assessment including the AIR.

Taseko successfully replaced four Aley mineral claims with a 30 year mining lease in December 2015.

Environmental monitoring of surface and groundwater baseline conditions and geochemical characterization of ore, waste rock, and tailings in support of the Environmental Impact Statement is ongoing.

Although the majority of the ongoing work on the Aley project is environmental assessment related, some additional metallurgical process optimization work commenced in the fourth quarter of 2015. This work consists of evaluating alternatives for both the hydrometallurgical and pyrometallurgical portions of the project flow sheet. An internal review of the project metallurgical testing and flow sheet development identified these process steps as having significant potential to reduce both the project pre-production capital cost and the operating costs.

New Prosperity Project

In February 2014, the Government of Canada announced its decision to not issue the authorizations necessary for the New Prosperity Project to proceed. In the wake of that decision, Taseko initiated legal proceedings in the form of two separate judicial reviews which challenge the process by which the decision was reached. In August 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action. The motion was dismissed as the court felt that the judicial review process is the correct vehicle to pursue the remedies that the Company seeks but noted that the option is open for the company to pursue damages for misfeasance against the federal government in a separate court action should the company wish to do so. The judicial review process continues in Federal Court although court dates have not been set yet.

On February 11, 2016, the Company filed a civil claim in the B.C. Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 2014 decision. The lawsuit claims the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

On January 14, 2015, the British Columbia Minister of Environment granted the Company a five-year extension to the Environmental Assessment Certificate. The request for an amendment to the Certificate is under review by the province.

The Company is evaluating the current project design and potential tailings alternatives to achieve the best environmental protection in terms of both dam stability and potential impacts to water quality. The evaluation considers best practices and best available technologies, tailings storage locations, and water balance. The evaluation will be consistent with the province’s requirement for all projects to undergo an assessment of alternative means of undertaking the project with respect to options for tailings management and will clarify any previous misconceptions with respect to all aspects of seepage control and water management.

Environmental monitoring of key groundwater baseline conditions is ongoing.

*Non-GAAP performance measure. See end of news release.

The Company will host a telephone conference call and live webcast on Wednesday, February 24 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally.

The conference call will be archived for later playback until March 2, 2016 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 28713603.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2015	2014	2015	2014
Cost of sales	72,086	69,437	287,978	337,844
Less depletion and amortization	(12,829)	(10,248)	(49,514)	(47,163)
Net change in inventory	(4,216)	2,771	3,971	(14,105)
Less: Transportation costs	(3,858)	(3,764)	(17,129)	(18,805)
Site operating costs	51,183	58,196	225,306	257,771
Less by-product credits:
Molybdenum	78	(2,113)	(5,036)	(23,120)
Silver	(1,046)	(503)	(3,795)	(3,446)
Site operating costs, net of by-product credits	50,215	55,580	216,475	231,205
Total copper produced (thousand pounds)	24,824	21,050	106,664	100,793
Total costs per pound produced	2.02	2.64	2.03	2.29
Average exchange rate for the period (CAD/USD)	1.34	1.14	1.28	1.10
Site operating costs, net of by-product credits (US$ per pound)	1.52	2.32	1.59	2.08
Site operating costs, net of by-product credits	50,215	55,580	216,475	231,205
Add off-property costs:
Treatment and refining costs	6,935	6,906	33,634	28,250
Transportation costs	3,858	3,764	17,129	18,805
Total operating costs	61,008	66,250	267,238	278,260
Total operating costs (US$ per pound)	1.85	2.77	1.96	2.50

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net earnings (loss)

Adjusted net earnings (loss) remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Write-down of marketable securities;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net loss	(23,441)	(26,427)	(62,352)	(53,884)
Unrealized (gain) loss on derivatives	954	(3,549)	3,131	(4,346)
Unrealized foreign exchange loss	9,623	7,328	43,809	17,951
Gain on deemed disposition of Curis shares	-	(1,082)	-	(1,082)
Write-down in marketable securities	-	367	419	1,152
Curis acquisition costs	-	1,978	-	2,517
Estimated tax effect of adjustments	(248)	402	(538)	606
Adjusted net loss	(13,112)	(20,983)	(15,531)	(37,086)
Adjusted EPS	(0.06)	(0.10)	(0.08)	(0.19)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write-down of marketable securities;
  Unrealized foreign exchange gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net loss	(23,441)	(26,427)	(62,352)	(53,884)
Add:
Depletion and amortization	12,848	10,270	49,599	47,338
Amortization of stock-based compensation	359	564	2,002	3,741
Interest expense	6,433	7,475	25,923	27,423
Interest income	(257)	(1,103)	(1,371)	(4,182)
Income tax recovery	(5,104)	(4,176)	(5,605)	(8,787)
EBITDA	(9,162)	(13,397)	8,196	11,649
Adjustments:
Unrealized (gain) loss on derivative instruments	954	(3,549)	3,131	(4,346)
Unrealized foreign exchange losses	9,623	7,328	43,809	17,951
Gain on deemed disposition of Curis shares	-	(1,082)	-	(1,082)
Write-down in marketable securities	-	367	419	1,152
Curis acquisition costs	-	1,978	-	2,517
Adjusted EBITDA	1,415	(8,355)	55,555	27,841

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2015	2014	2015	2014
Earnings (loss) from mining operations	(10,674)	(11,164)	1,320	5,102
Add:
Depletion and amortization	12,829	10,248	49,514	47,163
Earnings (loss) from mining operations before depletion and amortization	2,155	(916)	50,834	52,265

Site operating costs per ton milled

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2015	2014	2015	2014
Site operating costs (included in cost of sales)	51,183	58,196	225,306	257,771

Tons milled (millions) (75% basis)	5.44	5.74	22.91	22.65
Site operating costs per ton milled	$9.41	$10.13	$9.83	$11.38

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.